                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)*




                           Rocky Shoes & Boots, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        common stock, without par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  774830 10 3
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on the following page(s)

                               Page 1 of 8 pages

                                  SCHEDULE 13G

 CUSIP NO. 774830 10 3                                                                 PAGE 5 OF 8 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |                                       Patricia H. Robey                                           |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                             ----- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                                       United States of America                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     159,665                                                     |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |           0                                                     |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                                 |
|                               |       |     159,665                                                     |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |           0                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                       159,665                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                       2.9%                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                       IN                                                          |
-----------------------------------------------------------------------------------------------------------

                               Page 5 of 8 pages

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON  D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)

ITEM 1 (A).  NAME OF ISSUER:

                    Rocky Shoes & Boots, Inc.
-----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    39 East Canal Street
                    Nelsonville, Ohio 45764
-----------------------------------------------------------------------------


ITEM 2 (A).  NAMES OF PERSON FILING:

                    (i)       Mike Brooks

                    (ii)      Barbara Brooks Fuller

                    (iii)     Jay W. Brooks

                    (iv)      Patricia H. Robey


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                    Rocky Shoes & Boots, Inc.
                    39 East Canal Street
                    Nelsonville, Ohio 45764
-----------------------------------------------------------------------------


ITEM 2 (C).  PLACE OF ORGANIZATION:

                    All of the persons filing are citizens of the United States of America
-----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

                    Common Stock, without par value
-----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

                    774830 10 3
-----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                     13D - 2 (B), INDICATE TYPE OF PERSON FILING:



                    Item 3 is not applicable.
-----------------------------------------------------------------------------

                               Page 6 of 8 pages

ITEM 4.  OWNERSHIP:

          (a)  Amount of Beneficially owned:                                    Shares

                    (i)       Mike Brooks:                                      432,337

                    (ii)      Barbara Brooks Fuller:                            282,148

                    (iii)     Jay W. Brooks:                                    231,180

                    (iv)      Patricia H. Robey:                                159,665

          (b)  Percent of Class:                                                   %

                    (i)       Mike Brooks:                                      7.8%

                    (ii)      Barbara Brooks Fuller:                            5.1%

                    (iii)     Jay W. Brooks:                                    4.2%

                    (iv)      Patricia H. Robey:                                2.9%


          (c)  Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote                Shares

                         (A)       Mike Brooks:                                 432,337

                         (B)      Barbara Brooks Fuller:                        282,148

                         (C)     Jay W. Brooks:                                 231,180

                         (D)      Patricia H. Robey:                            159,665

                    (ii) Shared power to vote or to direct the vote                0
                                                                                --------
                    (iii) Sole power to dispose or to direct the disposition of

                         (A)       Mike Brooks:                                 432,337 Shares

                         (B)      Barbara Brooks Fuller:                        282,148 Shares

                         (C)     Jay W. Brooks:                                 231,180 Shares

                         (D)      Patricia H. Robey:                            159,665 Shares

                    (iv) Shared power to dispose or to direct the disposition of   0
                                                                                --------


ITEM 5.   OWNERSHIP OF 5% OR LESS OF A CLASS:

       (a)     Jay W. Brooks:  4.2%

       (b)     Patricia H. Robey:  2.9%


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

          Item 6 is not applicable


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Item 7 is not applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Item 8 is not applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Item 9 is not applicable


                               Page 7 of 8 pages

ITEM 10.  CERTIFICATION

          Item 10 is not applicable.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1998                            /s/ Mike Brooks
                                             ---------------------------------
                                             Mike Brooks


February 16, 1998                            /s/ Barbara Brooks Fuller
                                             ---------------------------------
                                             Barbara Brooks Fuller


February 16, 1998                            /s/ Jay W. Brooks
                                             ---------------------------------
                                             Jay W. Brooks


February 16, 1998                            /s/ Patricia H. Robey
                                             ---------------------------------
                                             Patricia H. Robey


                               Page 8 of 8 pages